

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 26, 2013

Mr. Steven Stern
President
Morgan Stanley Capital I Inc.
1585 Broadway
New York, NY 10036

     Re: Morgan Stanley Capital I Trust 2011-C3
            Morgan Stanley Capital I Trust 2011-C4
            Form 10-K
            Filed March 29, 2013
            Form 10-D
            Filed March 28, 2013
            File No. 333-167764-01 and File No. 333-167764-02

            Morgan Stanley Bank of America Merrill Lynch Trust 2012-C5
            Form 10-K
            Filed March 29, 2013
            Form 10-D
            Filed April 23, 2013
            File No. 333-167764-03

Dear Mr. Stern:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Morgan Stanley Bank of America Merrill Lynch Trust 2012-C5
Form 10-K

1. Please tell us why you have filed a servicer assessment for Berkadia Commerical Mortgage LLC. Please confirm that in future filings, in the body of your Form 10-K, that you will clarify each party's role in the transaction and identify the reason why each

assessment is being provided by describing the duties assigned to each party and the servicing criteria applicable to each party under Item 1122(d).

Morgan Stanley Capital I Trust 2011-C3
Morgan Stanley Capital I Trust 2011-C4
Morgan Stanley Bank of America Merrill Lynch Trust 2012-C5
Form 10-D

2. We note that the distribution report of Wells Fargo, included as an exhibit to Form 10-D, includes a footnote indicating that the reports are compiled from information provided by third parties; that they have not independently confirmed the accuracy of the information received and assume no duty to do so; and they expressly disclaim any responsibility for the accuracy or completeness of the information furnished by third parties. While it may be appropriate to indicate that the reports are compiled from information provided by third parties and that Wells Fargo has relied upon the information and not independently confirmed the accuracy of the information received, we remain of the view that an express disclaimer of any responsibility for the accuracy or completeness of the information furnished to it by third parties is inconsistent with Wells Fargo's role in the servicing function. Please confirm that the distribution reports included in future filings will not include an express disclaimer for the accuracy or completeness of the information furnished by third parties.

Morgan Stanley Capital I Trust 2011-C3
Morgan Stanley Capital I Trust 2011-C4
Form 10-D

3. Please tell us why your distribution report does not include the beginning and ending account balances for the Collection Account, the Distribution Account, the Interest Reserve Account, the Excess Liquidation Proceeds Account, the TA Unused Fees Account, and the REO Account. Refer to Item 1121(a)(6) of Regulation AB.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact David Beaning, Special Counsel, at (202) 551-6455 or me at (202) 551-3850 with any other questions.

Sincerely,

/s/ Rolaine S. Bancroft

Rolaine S. Bancroft
Senior Special Counsel